Exhibit 99.1

VIÑA CONCHA Y TORO UNIFIES THE SALE OF ITS WINES IN THE UNITED STATES

Santiago, June 26, 2018: Viña Concha y Toro leading wine exporter and one of the most important wine companies globally, today announced the acquisition of 50% of Excelsior Wine Company, a joint venture formed by Viña Concha y Toro and Banfi Vintners, which has been responsible for the sale and marketing of the group's Chilean and Argentinean wine portfolio in the North American market since 2011.

With this acquisition, Viña Concha y Toro has unified its sales force for the commercialization of its multi-origin wine brands in the United States through its U.S. subsidiary, Fetzer Vineyards. All brands imported by Excelsior Wine Company, including Concha y Toro and Trivento, have been incorporated into the distribution offering of Fetzer Vineyards, thus completing an attractive portfolio of wines from California, Chile and Argentina.

Following the incorporation of brands from Chile and Argentina, Fetzer Vineyards has increased its scale in the North American market, positioning itself as the leading company in the sale of South American wines, and the 12th-largest wine marketer in the U.S., with global sales of 5.2 million cases per year.

This new approach in the North American market is framed within Viña Concha y Toro's new commercial strategy, which aims to generate synergies and efficiencies through the consolidation of the two commercial branches. Similarly, this move will enable the company to direct more resources towards brand building efforts, with a focus on priority brands in the premium segment, in one of the most attractive wine markets globally.

Eduardo Guilisasti, CEO of Viña Concha y Toro said, “I would like to highlight that the U.S. market has been key to the successful development of Viña Concha y Toro’s export program. Thanks to the insights and volume realized in this market, we have been able to implement major investment projects and to further develop our portfolio. We embarked on this expansion to the U.S. market with Banfi Vintners in 1988, 30 years ago. The position that Viña Concha y Toro has achieved in the U.S. in the years since is in large part thanks to them, and we are deeply grateful. It has been an honor to work with a team comprised of such outstanding professional and human qualities. Today, Viña Concha y Toro is merging with Fetzer Vineyards to initiate a new stage in this important market.”

Investor Relations Contact:

Blanca Bustamante

bbustamante@conchaytoro.cl

+562 2476 5026

Claudia Cavada

Claudia.cavada@conchaytoro.cl

+562 2476 5768